Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Vesper Healthcare Acquisition Corp. (the “Company”) on Form S-1 of our report dated August 12, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Vesper Healthcare Acquisition Corp. as of August 5, 2020 and for the period from July 8, 2020 (inception) through August 5, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

September 10, 2020